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U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-6010	Milan

Attention:     Yolanda Guobadia, Staff Accountant

            Gus Rodriguez, Accounting Branch Chief

Re:	Frontier Group Holdings, Inc.

Form 10-K for Fiscal Year Ended December 31, 2021

Filed February 23, 2022

Form 8-K Filed February 7, 2022

File No. 1-40304

Ladies and Gentlemen:

This letter is in response to the comment letter received on March 17, 2022 from the staff of the U.S. Securities and Exchange Commission (the “Staff”) regarding the above-referenced filings for Frontier Group Holdings, Inc. (the “Company”).

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter dated March 17, 2022 in bold type followed by the Company’s responses thereto.

Form 10-K for Fiscal Year Ended December 31, 2021

Item 1. Business, page 3

1.

You disclose that in order to enhance your brand and drive revenue growth, you intend to continue to deliver a higher-quality flight experience than historically offered by ultra low-cost carriers globally and generate customer loyalty by providing customers a dependable, reliable, on-time and friendly travel experience. Please expand the disclosure, here or elsewhere in your filing, to describe and quantify for the periods presented the metrics you use to evaluate whether you are delivering a “higher-quality flight experience”

April 1, 2022

and generating “customer loyalty”. See SEC Release 34-88094 Commission Guidance on Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Response:        The Company respectfully submits that the statements identified by the Staff are not included as an element of Management’s Discussion and Analysis of Financial Condition and Results of Operations because they represent general statements as to the Company’s business model and strategy. The principal manner in which the Company measures success of this model is continued growth and increasing revenues as expressed in the lead-in to a strategy discussion contained on page 5 of the Form 10-K:

A Superior Low-Fare Brand. In order to enhance our brand and drive revenue growth (emphasis added), we intend to continue to deliver a higher-quality flight experience than historically offered by ULCCs globally and generate customer loyalty by:

•	continuing to offer attractive low fares;

•

expanding our marketing efforts, including through the addition of new animals for each of our new aircraft, particularly highlighting endangered species on our signature animal tails, to continue to position our brand as a family- and environmentally-friendly ULCC;

•	continuing to improve penetration of our bundle options, including The Works and The Perks;

•	further enhancing our Frontier Miles offering to improve reward opportunities for our branded credit card customers; and

•	providing our customers a dependable, reliable, on-time and friendly travel experience.

Similarly, the other substantive comments of the Company contained in the Form 10-K regarding loyalty are keyed off of the Company’s brand image (see for example the bullet labeled “Our Brand” on page 4 of the Form 10-K in addition to the text included above).

As disclosed in extensive detail in the Form 10-K, the airline industry in general, and the Company in particular, have been significantly impacted by the COVID-19 pandemic and the significant volatility that it has imposed on the airline industry. The Company respectfully submits that under current market conditions, it does not, as a general matter, evaluate its brand image or customer loyalty through other discrete, individually significant statistics and it believes its disclosure regarding its business model is an accurate characterization of management’s views. The Company does, however, acknowledge that some industry investors and observers monitor the publicly available operating statistics that all significant airlines, including Frontier, provide to the Department of Transportation (“DOT”). In connection with the next pre-effective amendment of the Company’s pending registration statement on Form S-4, the Company will, as an element of its risk factor disclosure, provide its so-called “on-time” (i.e., “A14”) and “completion factor” statistics as reported to DOT for 2021, 2020 and 2019.

April 1, 2022

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Reconciliation of CASM to Adjusted CASM (excluding fuel) and Adjusted CASM including net interest, page 75

2.

We note your presentation of adjusted CASM (excluding fuel) and adjusted CASM including net interest. Please disclose the reasons why management believes the presentation of these non-GAAP financial measures provide useful information to investors. Additionally, to the extent material, disclose the additional purposes, if any, for which management uses the non-GAAP financial measures. Refer to Item 10(e)(1)(i)(C)) and (D) of Regulation S-K.

Response:        The Company refers the Staff to disclosure regarding the foregoing matter that the Company has made in multiple previous filings, including the Form S-1 related to its initial public offering (please see page 89 of the definitive prospectus filed under Rule 424 on April 2, 2021) and all previous quarterly reports on Form 10-Q (please see page 35 of the Form 10-Q for the quarter ended September 30, 2021, page 33 of the Form 10-Q for the quarter ended June 30, 2021 and page 33 of the Form 10-Q for the quarter ended March 31, 2021). Conforming disclosure was unintentionally omitted from the Form 10-K for the year ended December 31, 2021. The Company will include appropriate disclosure which addresses its adjusted CASM metrics in future periodic reports that provide such data.

Form 8-K Filed February 7, 2022

Reconciliation of Non-GAAP Financial Information, page 2

3.

You present diluted earnings (loss) per share in Adjusted Non-GAAP columns on page 2. Please provide a reconciliation of the differences between the non-GAAP financial measure disclosed with the most comparable financial measure calculated and presented in accordance with GAAP. Refer to Item 10(e)(1)(i) of Reg. S-K and Regulation G.

Response:        The Company refers the Staff to the reconciliation included on page 8 of the Form 8-K which provides a detailed tabular reconciliation from net income to adjusted (non-GAAP) net income. The Company respectfully believes that this presentation, combined with the disclosure of diluted shares outstanding (please see page 6 of the Form 8-K), provides the reader with this data but for the mathematical step of dividing each entry in the table by the diluted shares outstanding. The Company further notes that, as specified on page 6 of the Form 8-K, for all periods presented the basic and diluted shares outstanding were the same (due to losses being recorded in the 2021 and 2020 periods) or within less than one percent of each other (2019). However, should the Company elect to include non-GAAP earnings per share in its press release containing financial results or periodic report for a future period, the Company undertakes to provide a separate reconciliation table expressed on a per share basis.

* * *

April 1, 2022

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-2643 or by email (tony.richmond@lw.com) with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Anthony J. Richmond
Anthony J. Richmond of LATHAM & WATKINS LLP

cc:	James G. Dempsey, Frontier Group Holdings, Inc.

Howard M. Diamond, Frontier Group Holdings, Inc.

Josh A. Wetzel, Frontier Group Holdings, Inc.

Mark M. Bekheit, Latham & Watkins LLP